SECU[...] [...]SSION

15026871

AMENDED

RECEIVED NOV 02 2011

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

NOV 02 2012

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 27880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2014 AND ENDING 06/30/2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bryan Funding, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Technology Dr, Suite 105
(No. and Street)

Canonsburg PA 15317
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karen A. Bryan (724) 746-4004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr, Suite 508 West Southfield MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED NOV 02 2015

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aB 11/4

OATH OR AFFIRMATION

I, Richard G. Bryan, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bryan Funding, Inc., as of June 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Cynthia Lynn Bryan, Notary Public
Cecil Twp., Washington County
My Commission Expires Aug. 10, 2018
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bryan Funding, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Theron

For the Year-Ended June 30, 2015

CONTENTS

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Bryan Funding, Inc.
125 Technology Drive,
Suite 105
Canonsburg, PA 15317-9557

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Bryan Funding, Inc. as of June 30, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended and the supplemental schedules. These financial statements are the responsibility of Bryan Funding, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bryan Funding, Inc. as of June 30, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Bryan Funding, Inc. financial statements. Supplemental Information is the responsibility of Bryan Funding, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements

or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
August 27 2015

Bryan Funding, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended June 30, 2015

ASSETS

Current Assets	
Cash and cash equivalents	$ 88,374
Accounts receivable	89,552
Prepaid taxes	1,014
Total Assets	$ 178,940

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities	
Commissions payable	$ 109,796
Shared office liability	5,973
Income taxes payable	574
Total Current Liabilities	116,343
Stockholder's Equity	
Capital stock, $1.00 par value; 5,000 shares authorized and outstanding	5,000
Paid-in capital	15,000
Retained earnings	42,597
Total Equity	62,597
	$ 178,940

The accompanying notes are an integral part
of these financial statements.

Bryan Funding, Inc

Financial Statements

Statement of Operations

As of and for the Year-Ended June 30, 2015

Income	
Commissions	$ 965,510
Expenses	
Commissions	836,353
Dues and subscriptions	1,363
Wholesaling fees	86,872
Insurance	3,528
Accounting fees	6,780
Legal fees	3,313
Regulatory fees	17,243
Office supplies	2,769
Email gathering service	780
Auto expenses	140
Postage	178
Travel expenses	1,422
Shared office expenses	2,083
Bank and brokerage fees	279
	963,103
Net income before taxes	2,407
Income Taxes	
Federal	369
State	244
	613
Net Income	$ 1,794

The accompanying notes are an integral part of these financial statements.

Bryan Funding, Inc.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended June 30, 2015

Increase (Decrease) in Cash and Cash Equivalents

Cash Flows from Operating Activities:	
Cash received from customers	$ 938,660
Cash paid to suppliers	(938,244)
Income taxes paid	(764)
	(348)
Net Increase (Decrease) in Cash and Cash Equivalents	(348)
Cash and Cash Equivalents at July 1, 2014	88,722
Cash and Cash Equivalents June 30, 2015	$ 88,374

Reconciliation of Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:

Net income (loss)	$ 1,794
Adjustment to reconcile net income (loss) to net cash provided by operating activities:	
Change in assets and liabilities:	
(Increase) decrease in accounts receivable	(26,850)
(Increase) decrease in prepaid expenses	863
(Increase) decrease in prepaid taxes	(400)
Increase (decrease) in commissions payable	21,913
Increase (decrease) in shared office liability	2,083
Increase (decrease) in income taxes payable	249
Net Cash Provided By (Used In) Operating Activities	$ (348)

The accompanying notes are an integral part of these financial statements.

Bryan Funding, Inc.

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended June 30, 2015

	Common Stock	Paid-in Capital	Retained Earnings
Balances at July 1, 2014	$ 5,000	$ 15,000	$ 40,803
Additional paid-in capital			
Net Income for the Year			1,794
Balances at June 30, 2015	$ 5,000	$ 15,000	$ 42,597

The accompanying notes are an integral part of these financial statements.

Bryan Funding, Inc.
Notes to Financial Statements
As of and for the Year-Ended June 30, 2015

Note 1 – Organization and Summary of Significant Accounting Policies

A. Nature of Business – Bryan Funding, Inc. (the "Company"), a Pennsylvania Corporation, is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA")

   The Company was organized as a broker-dealer to sell direct participation interests in oil and gas limited partnerships and securities. The Company was formed on May 21, 1981.

B. Basis of Presentation – The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

C. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

D. Securities Transactions – The Company sells direct participation interests in oil and gas limited partnerships on a commission basis. The Company does not collect any sales proceeds from customers; rather, sales proceeds are paid by customers directly to the issuing partnerships. The issuing managing general partner pays the commission directly to the Company.

   GAAP requires that customer and proprietary securities transactions and the related commission income be recorded on a trade date basis. In keeping with industry practices, the Company records such transactions on a trade date basis.

E. Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

F. Concentrations of Credit Risk – The majority of cash and cash equivalents are deposited with one financial institution. The deposits in excess of federally insured limits are subject to risk. The balances of these deposits fluctuate throughout the year based on the operations of the Company.

G. Accounts Receivable - Accounts receivable shown on the accompanying financial statement represents 12B-1 fees due from the mutual fund companies. Also included is a receivable from Bryan Management, LLC for commissions from sale of limited partnership interests.

Bryan Funding, Inc.
Notes to Financial Statements
As of and for the Year-Ended June 30, 2015

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

H. Revenue Recognition - Commission revenue is recognized when rendered and related expenses are recorded when incurred. Commission income and expense from customers' security transactions on introduced accounts are recorded on a trade date basis.

I. Income Taxes - The Company adopted the provisions of Accounting Standards Codification Topic 740 (ASC 740) (formerly FIN 48) on July 1, 2009. The adoption of ASC 740 resulted in no change to the financial statements. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The Company policy is to recognize accrued interest and penalties associated with uncertain tax positions as part of the income tax provision. For the year ended June 30, 2015, there were no uncertain tax positions and therefore no accrued interest and penalties were recorded.The Company files income tax returns in the U.S. federal jurisdiction, and also in the state of Pennsylvania. The tax returns prior to fiscal year 2011 are closed.

J. Fair Value Measurements - The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable. Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value.

Note 2 - Income Taxes

The current income tax included on the accompanying financial statements is $369 and $244 for federal and state taxes, respectively. The company has no deferred income taxes due as of June 30, 2015.

Expected income tax expense at the U.S. statutory tax rate	$ 361	15.0%
The effect of:		
State taxes, net of federal deduction	207	8.6
Prior year payment in excess of accrual	39	1.6
Minor rounding differences	6	0.2
	$ 613	25.4%

Note 3 - Related Party Transactions

The Company paid commissions of $ 12,000 to Richard Bryan during the fiscal year ending June 30, 2015 and has a payable of $ 39,000 due him at June 30, 2015. Richard Bryan is the sole owner of Bryan Funding, Inc. The Company also has a payable, for shared office expenses, of $5,974 due to Bryan Management, LLC as of June 30, 2015. Commissions from Bryan Management, LLC of $113,000 were received during the year. As of June 30, 2015 there is a receivable due of $5,120 from Bryan Management, LLC. Bryan Management, LLC is 100% owned by Richard Bryan. The Company paid commissions of $4,500 and $28,500 to Rebecca Bryan and Karen Bryan, respectively. Rebecca Bryan and Karen Bryan are related to Richard Bryan the sole owner of Bryan Funding, Inc.

Bryan Funding, Inc.
Notes to Financial Statements
As of and for the Year-Ended June 30, 2015

Note 4 - Subsequent Events

Management has evaluated subsequent events through August 27, 2015, the date on which the financial statements were available to be issued.

Bryan Funding, Inc.
Supplementary Schedules Pursuant to SEC Rule 17a-5 of Securities and Exchange Act of 1934
As of and for the Year-Ended June 30, 2015

Computation of Net Capital

Stockholder's Equity	$ 62,597
Non-Allowable Assets	
Receivables from non-customers	(1,574)
Prepaid expenses	(1,014)
Net Allowable Capital	$ 60,009

Computation of Net Capital Requirement:

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 7,756
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	55,009

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 116,343
Percentage of Aggregate Indebtedness to Net Capital	193.88

Computation of Reconcilaition of Net Capital

Net Capital Computed on FOCUS IIA as of June 30, 2015	$ 60,009
Adjustments	
Increase (Decrease) in Equity	-
(Increase) Decrease in Non-Allowable Assets	-
(Increase) Decrease in Securities Haircuts	-
Net Capital per Audit	$ 60,009
Reconciled Difference	-

Bryan Funding, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended June 30, 2015

Statement Related to Uniform Capital Rule

The Company is a member of the FINRA and is subject to the SEA Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during it first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2015, the Company had a net capital of $60,009, which was $55,009 in excess of its required net capital of $5,000. The Company's net capital ratio was 194% (1.94:1). The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(i); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does maintain customer funds to segregate nor does it maintain separate accounts for customers.
Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

BRYAN FUNDING, INC.

125 Technology Drive | Suite 105 | Canonsburg, PA 15317
724-746-4004 | Toll free: 888.637.9908 | Fax: 724-746-6004

August 27, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (i) for FYE June 30, 2015

Dear Mt. Richardson Jr.,

Please be advised that Bryan Funding, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (i), for the period of July 1, 2014 through June 30, 2015. Bryan Funding, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). Bryan Funding, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, (date).

Richard G. Bryan, Jr., the President of Bryan Funding, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review June 30, 2015.

(Name) has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Bryan Funding, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (724) 746-4004.

Very truly yours,

Bryan Funding, Inc.
Richard G. Bryan, Jr.
President

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended June 30, 2015

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

To the Members of
Bryan Funding, Inc.
125 Technology Drive,
Suite 105
Canonsburg, PA 15317-9557

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period July 1, 2014 to June 30 , 2015, which were agreed to by Bryan Funding, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Bryan Funding, Inc. 's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Bryan Funding, Inc.'s management is responsible for Bryan Funding, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check # 2842 dated 8/25/2014 for the amount of $150.00.

2. Compared audited Total Revenue for the period of July 1, 2014 through the to June 30, 2015 (financial year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting is differences of $2,263.77.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Bryan Funding, Inc. had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

August 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended June 30, 2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Bryan Funding, Inc.
125 Technology Dr, Suite 105
Canonsburg, PA 15317

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Karen Bryan (724) 746-4004

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$ 150
B. Less payment made with SIPC-6 filed (**exclude interest**)		(-)
Date Paid		
C. Less prior overpayment applied		(-)
D. Assessment balance due or (overpayment)		150
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		-
F. Total assessment balance and interest due (or overpayment carried forward)		$ 150
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 150	
H. Overpayment carried forward	$(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

Not Applicable

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bryan Funding, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 27 day of August, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2014
and ending June 30, 2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $965,509

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 837,085

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Limited Partnership Interests (Reg D offering) 120,702/reim exp 7,722 128,424

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $-

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $-

Enter the greater of line (i) or (ii) -

Total deductions 965,509

2d. SIPC Net Operating Revenues $-

2e. General Assessment @ .0025 $150

(to page 1, line 2.A.)

From Section 16(9) of the Act:
The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:
The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):
The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:
For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC
CBOE	Chicago Board Options Exchange, Incorporated
CHX	Chicago Stock Exchange, Incorporated
FINRA	Financial Industry Regulatory Authority
NYSE, Arca, Inc.	
NASDAQ OMX PHLX	
SIPC	Securities Investor Protection Corporation

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) Line 2a For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments.* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope or wire the payment to:
Bank Name: Citibank, New York
Swift: CITIUS33
ABA#: 021000089
Account Number: 30801482
Address: 111 Wall Street, New York, New York 10043 USA
On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment."
Please fax a copy of the assessment form to (202)223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.